UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 5)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

HUTTIG BUILDING PRODUCTS, INC.

(Name of Subject Company)

HUTTIG BUILDING PRODUCTS, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

448451104

(CUSIP Number of Class of Securities)

Philip Keipp

Vice President and Chief Financial Officer

Huttig Building Products, Inc.

555 Maryville University Drive, Suite 400

St. Louis, Missouri 63141

(314) 216-2600

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Craig A. Roeder

Piotr Korzynski

Baker & McKenzie LLP

300 East Randolph Street

Chicago, Illinois 60601

(312) 861-8000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed by Huttig Building Products, Inc., a Delaware corporation (“Huttig”), with the Securities and Exchange Commission (the “SEC”) on March 29, 2022, relating to the tender offer (the “Offer”) by HBP Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and a wholly-owned subsidiary of Woodgrain Inc., an Oregon corporation (“Parent”), to purchase all of the outstanding shares of common stock, par value $0.01 per share, of the Company (the “Shares”), at a purchase price of $10.70 per Share, net to the seller in cash, without interest and subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 28, 2022 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO filed by Parent and Merger Sub with the SEC on March 28, 2022. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule 14D-9 and are incorporated herein by reference.

Except to the extent specifically provided in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment have the meanings ascribed to them in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as indicated below.

Explanatory Note:

This supplemental information should be read in conjunction with the Schedule 14D-9 in its entirety. Nothing in these supplemental disclosures is an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein. Paragraph and page references used herein refer to the Schedule 14D-9 before any additions or deletions resulting from this supplemental information. If additional, similar complaints are filed or demand letters are received as described in Item 8 of the Schedule 14d-9 below, absent new or different allegations that are material, Huttig will not necessarily announce such filings or demand letters. Unless stated otherwise, the new text in the supplemental information is bolded and underlined and deleted text is denoted with a strikethrough to identify the supplemental information being disclosed.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

“Item 8. Additional Information—Legal Proceedings” on page 50 of the Schedule 14D-9 is further amended and supplemented as follows:

Federal District Court Complaints and Demand Letters

Complaints relating to the Offer and the Merger captioned Troutman v. Huttig Building Products, Inc. et al., Case No. 1:22-cv-01790, and Woerner v. Huttig Building Products, Inc. et al, Case No. 1:22-cv-01895, were filed by purported Huttig stockholders in the United States District Court for the Eastern District of New York on March 30, 2022 and April 4, 2022, respectively. The single-plaintiff complaints name as defendants Huttig and the members of the Huttig Board. In addition, on April 5, 2022, April 6, 2022 and April 7, 2022, Huttig received letters from counsel for purported Huttig stockholders demanding that Huttig disclose certain additional information similar to information requested to be disclosed in the two complaints.

The complaints and disclosure demand letters allege that the defendants violated Section 14(d), 14(e) and 20(a) of the Securities Exchange Act of 1934, as well as Rule 14a-9 promulgated thereunder. Specifically, the complaints and disclosure demand letters allege that the Schedule 14D-9 misrepresented or omitted material information with respect to the Offer and the Merger, which renders the Schedule 14D-9 false and misleading. The alleged omissions include a purported failure to include information regarding Huttig’s financial projections, information regarding the methodologies used to prepare the opinion delivered by Lincoln to the Huttig Board, the terms of the non-disclosure agreements entered into by bidders participating in Huttig’s strategic alternatives review process and potential conflicts of interest involving insiders. The relief sought in the complaints includes enjoining the consummation of the Offer and the Merger, directing the defendants to file a Schedule 14D-9 that does not contain any untrue statements of material fact and that states all material facts required in it or necessary to make the statements contained therein not misleading, rescinding, to the extent already consummated, the Offer and the Merger and awarding rescissory damages, awarding the plaintiffs’ costs, including attorneys’ and experts’ fees, seeking declaratory relief and granting such other and further equitable relief as the Court may deem just and proper. ~~While Huttig does not believe the complaints or demand letters have any merit, the disclosures set forth above obviate the issues raised in the complaints and demand letters. Due to the early stage of the litigation, neither the likelihood that a loss, if any, will be realized, nor an estimate of possible loss or range of loss, if any, can be determined with respect to the complaints and demand letters.~~

Huttig believes that the disclosures set forth in this Schedule 14D-9, as amended, obviate the disclosure-based claims raised in the federal district court complaints and disclosure demand letters.

Delaware Court of Chancery Complaint and Demand for Inspection

A putative class action complaint relating to the Offer and the Merger captioned Reith v. Huttig Building Products, Inc. et al., Case No. 2022-0332, was filed on August 14, 2022 by a purported Huttig stockholder in the Court of Chancery of the State of Delaware. The putative class action complaint names as defendants Huttig and the members of the Huttig Board. Also on April 14, 2022, Huttig received a letter from counsel for a Huttig stockholder demanding to inspect certain books and records pursuant to Section 220 of the DGCL.

The Delaware complaint alleges, among other things, that the Huttig Board breached its fiduciary duties to Huttig stockholders in connection with the Offer and the Merger by (i) executing nondisclosure agreements with prospective bidders that contain “don’t-ask-don’t-waive” standstills and failing to waive the standstills following Huttig’s entry into the Merger Agreement, (ii) executing the Merger Agreement that, according to its terms and in conjunction with the standstills, impedes the Huttig Board’s ability to consider and accept superior proposals and restricts the flow of information necessary to permit the Huttig Board to act on an informed basis and determine whether the Offer and the Merger are reasonable and in the best interest of Huttig stockholders and (iii) misleading Huttig stockholders with respect to the terms of the nondisclosure agreements entered into with other parties during the sale process and the Huttig Board’s ability to receive unsolicited offers from these parties. The complaint also alleges that the Offer Price is inadequate. The Section 220 inspection demand letter cites substantially similar allegations as the basis for seeking to inspect the information requested in the letter.

Huttig does not believe the complaint or the allegations in the inspection demand letter have any merit. For example, the nondisclosure agreements with prospective bidders did not contain “don’t-ask-don’t-waive” standstill provisions because they included an express exception permitting bidders that were invited by the Huttig Board to submit one or more private indications of interest with respect to a proposed acquisition of Huttig. In addition, the Merger Agreement includes a provision permitting Huttig to waive any “standstill” or similar provision in any nondisclosure or other agreement with any person to the extent the provision would prohibit that person from making an acquisition proposal privately to the Huttig Board where the Huttig Board makes a good faith determination, after consultation with its outside legal counsel, that the failure to do so would be inconsistent with its fiduciary duties to Huttig’s stockholders under the DGCL.

Due to the early stage of the lawsuits and demand letters described herein, neither the likelihood that a loss, if any, will be realized, nor an estimate of possible loss or range of loss, if any, can be determined with respect to the complaints, disclosure demand letters or inspection demand letter.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Huttig Building Products, Inc.

By:	/s/ Philip W. Keipp
Name: Philip W. Keipp
Title: Vice President and Chief Financial Officer

Dated: April 18, 2022

4